Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

June 9, 2015

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Zhen Ding Resources Inc.
Registration Statement on Form S-1 Response dated May 11, 2015
File No. 333-193211

Dear Mr. Reynolds:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Zhen Ding Resources Inc. (the “Company”) dated May 18, 2015.

For your convenience, we have included the Staff’s comments in italics before the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.  Any defined terms used but not defined in this letter shall have the meanings ascribed to them in the Company’s Amendment No. 4 to its Registration Statement on Form S-1 filed with the SEC on the date of this letter (the “Amendment”).

General

Staff Comment 1:  We note your response to comment 1.  Please include your response in the filing, include the name of your PRC counsel in your disclosure, and file as an exhibit your PRC counsel’s consent.

Response: The Company has revised the relevant language in the “Government Regulation” section of the Amendment to include our revised response and the name of our PRC counsel and has filed as Exhibit 23.3 our PRC counsel’s consent to being named in the Amendment.

Staff Comment 2:  In the first sentence in the second paragraph of your response you state that when Zhen Ding JV was established as a joint venture enterprise in 2005, it was approved by the relevant PRC government agencies. Please disclose in the filing the names of the PRC government agencies that approved Zhen Ding JV and the type of approvals you received.

Response: We have disclosed in the Amendment the names of the PRC government agencies that approved Zhen Ding JV and the type of approvals we received.

Staff Comment 3:  We understand that the Chinese Ministry of Commerce recently released a draft Foreign Investment Law that may significantly change procedures for foreign investment in PRC companies. Please tell us what consideration you have given to including a risk factor or a discussion under regulations, as necessary, to address the potential impact of the draft law.

Response:  The Company has included in the “Government Regulation” section of the Amendment a discussion of the potential impact of the draft law.  Because the Company is engaged in a permitted industry, and after consultation with our PRC counsel, the Company does not expect any adverse consequences resulting from the final passage of the Law on Foreign Investment.  As a result, the Company does not believe that it would be appropriate to include a risk factor regarding the draft law.  It is our understanding that the draft law is more likely to have an adverse effect on companies that have used complex structures such as the VIE structure to avoid the existing restrictions on foreign investments in restricted or prohibited industries.  Because the Company operates in a permitted industry, it is not likely to be negatively affected by the draft law.

Staff Comment 4:  We note your disclosure that “[a]s confirmed by the government authorities, the Company is engaged in a permitted industry.” Please disclose the name of this government authority and any other facts supporting your belief that you are in a permitted industry. Also disclose whether the industry in which you conduct your business is listed in the NDRC’s and the MOFCOM’s 2015 Catalogue for the Guidance of Foreign Investment; for example, under “Mining and Quarrying Industries.” If so, please identify the industry category.

Response:  The Company has revised the relevant language in the “Government Regulation” section of the Amendment to disclose the name of the government authority and the other facts supporting its belief that it is in a permitted industry.  As discussed in the Amendment, the Company’s industry, ore processing, is not listed in the 2015 Catalogue and is thus deemed to be a “permitted” industry.

We trust that you will find the foregoing responsive to the comment of the Staff. Comments or questions regarding this letter may be directed to the undersigned or James Shafer at the Chiang Law Office, company counsel, at (415) 255-2450.

Sincerely,

/s/ Wen Mei Tu
Wen Mei Tu
Chief Executive Officer

CC:	Chiang Law Office, P.C.